R * Bo * 08/12/2022 * FS E237559 05 00	Great American Insurance Company
AMENDED 08/26/2022		242057

IL 73 65 (Ed. 03/15)

Policy No. FS E237559 05 00
Effective Date of Change 08/26/2022

POLICY EXTENSION

NAMED INSURED AND ADDRESS:	iCapital, Inc. 60 East 42nd Street, 26th Floor New York, NY 10165

THIS ENDORSEMENT
CHANGES THE POLICY.

PLEASE READ IT
CAREFULLY.
AGENT’S NAME AND ADDRESS:
ARC Excess & Surplus, LLC
Po Box 9012
Jericho, NY 11753

Insurance is afforded by the Company named below, a Capital Stock Corporation: Great American Insurance Company

POLICY PERIOD:	From 08/26/2021 To 09/26/2022
12:01 A.M. Standard Time at the address of the Named Insured

In consideration of additional premium of $3,006, it is hereby understood and agreed that the policy period shown in the Declarations is extended to 09/26/2022. The additional period will be deemed part of the last preceding period for purposes of determining the Limits of Insurance. All other terms and conditions remain unchanged.

8/26/22
Agent Signature	Date

(Page 1 of 1)

Ratification of Fidelity Bond

RESOLVED, the extension of the Fund’s fidelity bond policy with Great American Insurance Company from August 26, 2022 to September 26, 2022, including the payment of any additional premium and the filing of such amendments to the fidelity bond required by paragraph (g) of Rule 17g-1 under the 1940 Act be, and it hereby is, ratified and approved; and be it further

RESOLVED, that the Board authorizes the officers of the Fund to make any and all payments and to do any and all other acts, in the name of the Fund and its Trustees and officers, as they or any of them may determine to be necessary or appropriate in connection with obtaining a fidelity bond; and it was further

RESOLVED, that the Board authorizes the officers of the Fund to take any actions and to execute any instruments which may be necessary or advisable to carry out the foregoing vote and the purpose and intent thereof; and it was further

RESOLVED, that the Board authorizes the officers of the Fund to file or cause to be filed the necessary filings and giving notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.